ACHIEVEMENT TEC HOLDINGS, INC.
                          2100 Highway 360, Suite 400-B
                           Grand Prairie, Texas 75050

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about June 6, 2003, by Achievement TEC Holdings, Inc., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of three new members to the Company's Board of Directors.

         On June 6, 2003, the Company entered into an Agreement and Plan of Merger with Clickableoil Acquisiition Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), Clickableoil.com, Inc., a Delaware corporation ("CLICKABLE"), Michael J. Connor, The James Group, and DGN Holdings, LLC (collectively referred to as the "CLICKABLE Stockholders"). Pursuant to the terms of the Agreement and Plan of Merger which closed on June 6, 2003, Subsidiary was merged with and into Clickable and all of the issued and outstanding shares of capital stock of CLICKABLE were canceled in exchange for an aggregate of 43,000,000 newly issued shares of the Company's common stock (the "Acquisition"). As a condition to the Acquisition, the Company's sole director prior to the transaction is required to appoint Nicholas Cirillo, Guy Pipolo, and Dave Rodgers as members of the Company's Board of Directors.

         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of Messrs. Cirillo, Pipolo, and Rodgers.

         The information contained in this Information Statement concerning CLICKABLE and Messrs. Cirillo, Pipolo, and Rodgers has been furnished to the Company by CLICKABLE. The Company assumes no responsibility for the accuracy or completeness of such information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

         The Common Stock is the only class of voting securities of the Company outstanding. As of June 6, 2003, there were 46,891,966 shares outstanding and entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Acquisition, by:

        o each person known to beneficially own more than five percent of the Common Stock;
        o each director of the Company (including proposed directors); and
        o all directors and executive officers as a group.


Name and Address                                    Shares of          Percent
of Beneficial Owner (1)                           Common Stock        of Class
-----------------------                          -------------     -------------

DGN Holdings, LLC(1)                                 38,700,000         82.53%


All officers and directors, after
  completion of the Acquisition (3 persons)          38,700,000         82.53%
-----------------------

1. A limited liability controlled by Messrs. Cirillo, Pipolo, and Rodgers.

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
Directors And Executive Officers

Appointment of New Directors

         The Agreement and Plan of Merger provides that, subject to compliance with applicable law, the Company will take all action necessary to cause Messrs. Cirillo, Pipolo, and Rodgers to be appointed to the Board of Directors. Set forth below is certain information with respect to Messrs. Cirillo, Pipolo, and
Rodgers:

Nick Cirillo, Jr.

Mr. Nick Cirillo, Jr., has been the Chief Executive Officer and co-founder of ClickableOil since March 2000 and has over 17 years of experience in the oil heating industry. Mr. Cirillo is responsible for overseeing the day-to-day operations, negotiations and business development for the Company. Prior to this, Mr. Cirillo co-founded National Retailers Group ("NRG") along with Guy Pipolo (which later became ClickableOil, Inc., when NRG transformed into an Internet-based company), a New-York based discount oil company that offered homeowners reduced-priced oil using state-of-the-art distribution strategies. Previously, he was a Manager with Cibro Petroleum where his responsibilities included overseeing the hedging and purchasing strategies for over $1 billion in home heating oil. Mr. Cirillo was also employed by Bear Stearns and by a privately-held petroleum trading company. He is a fourth generation oil heating entrepreneur, who received his Bachelor of Arts in Economics from Georgetown University, and his Masters of Business Administration from Fordham University.

Guy Pipolo

Mr. Guy Pipolo, has been the Chief Operating Officer and co-founder of ClickableOil since March 2000 and has over 15 years of experience in multi-million dollar purchasing of heating oil for various home heating oil companies. Mr. Pipolo handles purchasing, hedging and inventory operations for the Company. Prior to this, Mr. Pipolo co-founded National Retailers Group ("NRG") along with Nick Cirillo, Jr. (which later became ClickableOil, Inc., when NRG transformed into an Internet-based company), a New-York based discount oil company that offered homeowners reduced-priced oil using state-of-the-art distribution strategies. Prior to that, Mr. Pipolo was the Supply Manager with Cibro Petroleum, where he was directly involved with nearly $350 million in oil purchasing and hedging for seven wholesale distribution terminals. Mr. Pipolo earned his Bachelor of Business Administration in Finance from lona College.

David Rodgers

Mr. David Rodgers, Chief Financial Officer and co-founder of ClickableOil since March 2000 and has over 18 years of experience in the financial and banking aspects of the home heating oil business. Mr. Rodgers manages the Company's financial banking and other related corporate financial matters. Previously, he served as the Director of Information Technology with Burnside Coal and Oil/West Vernon Petroleum. Mr. Rodgers received his Bachelor of Science in Accounting from the University of Bridgeport.

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
Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2002, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

         The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

EXECUTIVE COMPENSATION

         The following table sets forth in summary form the compensation received by our Chief Executive Officer and other officers earning in excess of $100,000, for the last fiscal year of the Company.


                                                       long-term
Name                     annual compensation           compensation awards
and                     -----------------------        -----------------------
principal                   annual                      securities underlying
position             year   salary    bonus   other     options/sars
---------            ----   ------    -----   -----    -----------------------

Milton S. Cotter     2002   $93,984     nil     nil     nil
Chief Executive
Officer
--
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
Employment Agreements

         On June 6, 2003, Milton S. Cotter entered into a 6 month employment agreement with the Company to be employed as chief executive officer and chief financial officer. Mr. Cotter will receive 10,000 shares of common stock. The agreement also contains customary terms and provisions for an agreement of this nature.


                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ACHIEVEMENT TEC HOLDINGS, INC.

                                   By: /s/ Milton S. Cotter
                                       Milton S. Cotter
                                       Chief Executive Officer

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